Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Delphi Financial Group, Inc. for the registration of debt securities, common stock, preferred stock, depositary shares, warrants, purchase contracts, units and subscription rights and to the incorporation by reference therein of our reports dated February 25, 2008, with respect to the consolidated financial statements and schedules of Delphi Financial Group, Inc. and the effectiveness of internal control over financial reporting of Delphi Financial Group, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
December 18, 2008